UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13
AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.001-15188

SIDERCA S.A.I.C.

(Exact name of registrant as specified in its charter)

Av. Leandro N. Alem 1067
C1001AAF Buenos Aires, Argentina
(54) 11-4018-2244

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, nominal value ARP1.00 per share, represented by American Depositary Shares	New York Stock Exchange*

(Title of each class of securities covered by this Form)	(Name of each exchange on which registered)

_________________
* In accordance with the technical requirements of the New York Stock Exchange, Class A Ordinary Shares of Siderca S.A.I.C. are not listed for trading but only in connection with the registration of American Depositary Shares. Each American Depositary Share represents ten Class A Ordinary Shares.

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[_] [_] [X] [_] [_]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[_] [X] [_] [_]

        Approximate number of holders of record as of the certification or notice date:  6

        Pursuant to the requirements of the Securities Exchange Act of 1934 Siderca S.A.I.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 28, 2003	By: /s/ Horacio de las Carreras Name: Horacio de las Carreras Title: Secretary of the Board